St. Jude Resources Ltd.
SEC Exemption - Rule 12g3-2(b)
File No. 82-4014



ST. JUDE RESOURCES LTD. (Symbol: SJD - TSX.Venture)

#200, 5405 - 48th Avenue, Delta, BC V4K 1W6 Canada • Phone: 604.940.6565 • Fax: 604.940.6566

www.stjudegold.com



03037707

November 12, 2003



SEC MAIL PROCESSING
RECEIVED
NOV 26 2003
WASH. D.C.
SECTION

Office of International Corporate Finance
Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C.
U.S.A. 20549

SUPPL

Dear Sirs:

RE: U.S. Secondary Trading: Exemption under Rule 12g3-2(b)
File Number: 82 - 4014

Following the implementation of the SEDI system (System for Electronic Disclosure by Insiders) in June of this year, we have generated and enclosed Summary Reports of the most recent insider transactions to update your records for the following insiders:

- Michael A. Terrell (period: Oct. 28-Nov. 7, 2003)
- Chris Bennett (period: Oct. 28-Nov. 7, 2003)
- D. Mark Eilers (period: Sept. 20-Nov. 7, 2003)
- Mary-Jane Hamula (period: Sept. 20-Nov. 7, 2003)
- Todd McMurray (period: Oct. 17-Nov. 7, 2003)
- New Insider, W. Ken Midan (Initial Report and transaction details - Period Oct. 30-Nov. 11, 2003)
- New Insider, Kamal Nagra (Initial Report and transaction details - Period Oct. 27-Nov. 7, 2003)

PROCESSED
DEC 03 2003
THOMSON FINANCIAL

We trust the enclosed is in order and remain,

Yours very truly,

ST. JUDE RESOURCES LTD.
PER:

for: MICHAEL A. TERRELL,
President

/mjh
enclosure

Insider transaction detail - View details for insider with remarks

2003-11-07 18:28 ET

Transactions sorted by : **Insider**
Insider family name : **Terrell (Starts with)**
Given name : **Michael (Starts with)**
Transaction date range : **October 28, 2003 - November 7, 2003**

Insider name: TERRELL, Michael A.

Legend: O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning: The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities

Issuer name: St. Jude Resources Ltd.

Insider's Relationship to Issuer: 4 - Director of Issuer

Security designation: Common Shares Class "A"

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price		Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
115900	2003-10-31	2003-11-07	Indirect Ownership : Bluestar Management Inc.	54 - Exercise of warrants	+525,145	0.2800	1,050,290						
	General remarks:												
115949	2003-11-03	2003-11-07	Indirect Ownership : RSP	10 - Acquisition or disposition in the public market	+3,500	1.9100	128,515						
	General remarks:												
115961	2003-11-03	2003-11-07	Indirect Ownership : RSP	10 - Acquisition or disposition in the public market	+2,000	1.9000	130,515						
	General remarks:												

Security designation: Options (Common Shares Class "A")

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price		Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
115929	2003-10-30	2003-11-07	Direct Ownership :	50 - Grant of options	+500,000		1,230,000		1.8000	2008-10-30	Common Shares Class "A"	+500,000	1,230,000

General remarks: 730,000 options exercisable @ $0.21/share until Feb. 12, 2007. 500,000 options exercisable @ $1.80/share until Oct. 30, 2008.

Security designation: Warrants (Common Shares Class "A")

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
115866	2003-10-31	2003-11-07	Indirect Ownership : Bluestar Management Inc.	54 - Exercise of warrants	-525,145	0.2800	0			Common Shares Class "A"	-525,145	0

General remarks:

2003-11-07 14:07 ET

Insider transaction detail - View details for insider with remarks

Transactions sorted by : **Insider**
Insider family name : **Bennett (Starts with)**
Given name : **Chris (Starts with)**
Transaction date range : **October 28, 2003 - November 7, 2003**

Insider name: BENNETT, Christopher

Legend: O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning: The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities

Issuer name: St. Jude Resources Ltd.

Insider's Relationship to Issuer: 4 - Director of Issuer

Security designation: Common Shares Class "A"

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price		Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
115441	2003-10-31	2003-11-07	Direct Ownership :	10 - Acquisition or disposition in the public market	-5,000	1.8100	26,117						
	General remarks:												
115448	2003-11-03	2003-11-07	Direct Ownership :	10 - Acquisition or disposition in the public market	-5,000	1.9100	21,117						
	General remarks:												

Security designation: Options (Common Shares Class "A")

115491	2003-10-30	2003-11-07	Direct Ownership :	50 - Grant of options	+100,000		137,500		1.8000	2008-10-30	Common Shares Class "A"	+100,000	137,500

General remarks: 37,500 options exercisable @ $0.21/share until Feb. 12, 2007. 100,000 options exercisable @ $1.80/share until Oct. 30, 2008.

2003-11-07 14:35 ET

Insider transaction detail - View details for insider with remarks

Transactions sorted by : Insider
Insider family name : Eilers (Starts with)
Given name : D. Mark (Starts with)
Transaction date range : September 20, 2003 - November 7, 2003

Insider name: EILERS, D. Mark

Legend: O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning: The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities

Issuer name: St. Jude Resources Ltd.

Insider's Relationship to Issuer: 4 - Director of Issuer

Security designation: Options (Common Shares Class "A")

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price		Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
115532	2003-10-30	2003-11-07	Direct Ownership :	50 - Grant of options	+100,000		175,000		1.8000	2008-10-30	Common Shares Class "A"	+100,000	175,000

General remarks: 75,000 options exercisable @ $0.21/share until Feb. 12, 2007. 100,000 options exercisable @ $1.80/share until Oct. 30, 2008.

Insider transaction detail - View details for insider with remarks

2003-11-07 14:47 ET

Transactions sorted by : Insider
Insider family name : Hamula (Starts with)
Given name : Mary-Jane (Starts with)
Transaction date range : September 20, 2003 - November 7, 2003

Insider name: Hamula, Mary-Jane

Legend: O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning: The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities

Issuer name: St. Jude Resources Ltd.

Insider's Relationship to Issuer: 5 - Senior Officer of Issuer

Security designation: Options (Common Shares Class "A")

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price		Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
115572	2003-10-30	2003-11-07	Direct Ownership :	50 - Grant of options	+200,000		367,500		1.8000	2008-10-30	Common Shares Class "A"	+200,000	367,500

General remarks: 167,500 options exercisable @ $0.21/share until Feb. 12, 2007. 200,000 options exercisable @ $1.80/share until Oct. 30, 2008.

Insider transaction detail - View details for insider with remarks

2003-11-07 17:01 ET

Transactions sorted by : Insider
Insider family name : McMurray (Starts with)
Given name : Todd (Starts with)
Transaction date range : October 17, 2003 - November 7, 2003

Insider name: McMurray, Todd

Legend: O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning: The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities

Issuer name: St. Jude Resources Ltd.

Insider's Relationship to Issuer: 5 - Senior Officer of Issuer

Security designation: Options (Common Shares Class "A")

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price		Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
115791	2003-10-30	2003-11-07	Direct Ownership :	50 - Grant of options	+300,000		450,000		1.8000	2008-10-30	Common Shares Class "A"	+300,000	450,000

General remarks: 150,000 options exercisable @ $0.70/share until June 21, 2004. 300,000 options exercisable @ 1.80/share until Oct. 30, 2008.

2003-11-17 17:04 ET

Insider transaction detail - View details for insider with remarks

Transactions sorted by : **Insider**
Insider family name : **Midan (Starts with)**
Given name : **William Kent (Starts with)**
Transaction date range : **October 30, 2003 - November 7, 2003**

Insider name: MIDAN, William Kent

Legend: O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning: The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities

Issuer name: St. Jude Resources Ltd.

Insider's Relationship to Issuer: 4 - Director of Issuer

Security designation: Common Shares Class "A"

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price		Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
117396	2003-10-30	2003-11-10	Direct Ownership :	00 - Opening Balance-Initial SEDI Report			2,000						

General remarks:

Security designation: Options (Common Shares Class "A")

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price		Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
O 117397	2003-10-30	2003-11-10	Direct Ownership :	00 - Opening Balance-Initial SEDI Report							Common Shares Class "A"		

General remarks:

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price		Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
A 117397	2003-10-30	2003-11-17	Direct Ownership :	00 - Opening Balance-Initial SEDI Report			75,000				Common Shares Class "A"		75,000

General remarks: Options exercisable at $0.80 per share until Dec. 12, 2004

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price		Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
117399	2003-10-30	2003-11-10	Direct Ownership :	50 - Grant of options	+100,000		175,000		1.8000	2008-10-30	Common Shares Class "A"	+100,000	175,000

General remarks: Options exercisable @ $1.80 per share until October 30, 2008.

2003-11-07 20:21 ET

Insider transaction detail - View details for insider with remarks

Transactions sorted by : Insider
Insider family name : Nagra (Starts with)
Given name : Kamal (Starts with)
Transaction date range : October 27, 2003 - November 7, 2003

Insider name: Nagra, Kamal

Legend: O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning: The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities

Issuer name: St. Jude Resources Ltd.

Insider's Relationship to Issuer: 5 - Senior Officer of Issuer

Security designation: Common Shares Class "A"

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price		Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
116105	2003-10-27	2003-11-07	Direct Ownership :	00 - Opening Balance-Initial SEDI Report			1,600						

General remarks:

Security designation: Options (Common Shares Class "A")

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price		Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
116110	2003-10-27	2003-11-07	Direct Ownership :	00 - Opening Balance-Initial SEDI Report							Common Shares Class "A"		

General remarks:

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price		Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
116113	2003-10-30	2003-11-07	Direct Ownership :	50 - Grant of options	+50,000		50,000		1.8000	2008-10-30	Common Shares Class "A"	+50,000	50,000

General remarks: Options exercisable @ $1.80 per share until October 30, 2008.



ST. JUDE RESOURCES LTD. (Symbol: SJD - TSX.Venture)
#200, 5405 - 48th Avenue, Delta, BC V4K 1W6 Canada • Phone: 604.940.6565 • Fax: 604.940.6566

www.stjudegold.com



November 7, 2003

Office of International Corporate Finance
Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C.
U.S.A. 20549

Dear Sirs:

RE: U.S. Secondary Trading: Exemption under Rule 12g3-2(b)
File Number: 82 - 4014

To update the records of the above, enclosed please find a copy of the company's 2003 Annual Information Form which was recently filed.

Should you have any questions or require anything further in this regard, please feel free to contact our office at any time.

Yours very truly,

ST. JUDE RESOURCES LTD.
PER:



MICHAEL A. TERRELL,
President

/mjh
enclosure


SEC MAIL PROCESSING
RECEIVED
NOV 26 2003
WASH. D.C.
SECTION

St. Jude Resources Ltd.

Annual Information Form

For the Year Ended January 31, 2003

October 31, 2003

TABLE OF CONTENTS

CORPORATE STRUCTURE

Name and Incorporation

St. Jude Resources Ltd. (the "Company") was incorporated under the *Canada Business Corporations Act* on May 31, 1985 under the name of 143626 Canada Inc. The Company changed its name to St. Jude Resources Ltd. by articles of amendment dated July 22, 1987.

Intercorporate Relationships

The Company has two subsidiaries, summaries of which are as follows:

(a) St. Jude Resources (Ghana) Ltd. – a wholly owned and subsidiary incorporated under the laws of Ghana on October 23, 1995. The company is currently inactive.

(b) St. Jude Resources Burkina SRL – a wholly owned subsidiary incorporated under the laws of Burkina Faso on April 23, 2003. The Company is currently inactive.

GENERAL DEVELOPMENT OF THE BUSINESS

The Company is principally a natural resource company engaged in the acquisition and exploration of mineral properties. Prior to 1994 the Company's operations were focused primarily in Ontario, particularly on its Uchi Lake Property. In 1994 the Company turned its focus to mineral exploration in West Africa, which resulted in the acquisition of its principal property, the Hwini-Butre Concession in Ghana. In 2000 the Company acquired an interest in a second Ghanaian property, the South Benso Concession, contiguous to its Hwini-Butre Concession. In 2002 and 2003 the Company acquired interests in two adjoining properties in Ghana's neighbouring country, Burkina Faso

During the past five years the weak world market for precious metals caused the Company to diversify from being strictly a mineral resource exploration and development company. This resulted in the Company acquiring during that time an equity interest in i to i logistics inc., an outsource logistics company, an option to acquire an equity interest in MGB Plastics Inc., a Nevada-based plastics recycler, and oil and gas interests in Alberta. However, since that time the Company has decided to return to its core business, mineral exploration and development, and commenced a divestiture of its interests in these other businesses.

Significant Acquisitions and Dispositions

On July 15, 2002 the Company disposed of its 50% interest in 1,280 hectares of petroleum and natural gas rights near Cold Lake, Alberta. The interest was sold to the holder of the remaining 50% interest in the rights, Markedon Energy Ltd. ("Markedon") of Calgary, Alberta, a company in which one of the directors of the Company, Mark Eilers, is also a director. The purchase price paid by Markedon for the Company's interest was $348,000.

On July 31, 2003 the Company cancelled its agreement to earn up to 51% interest in i to i logistics inc. ("i to i") and converted its outstanding loan to i to i into a 25% interest in the company.

Effective October 15, 2003 the Company disposed of its entire interest in MGB Plastics Inc. ("MGB") to Fruit-Pac Technologies Inc. for consideration of US$29,000.

On December 15, 2002, the Company entered into an option agreement with Julien Ouedraogo ("Ouedraogo") of Burkina Faso to acquire the Goulagou property located in Burkina Faso. On October 15, 2003, the Company entered into another option agreement with Ouedraogo to acquire the Rounga property, which is located adjacent to the Goulagou property. The Company can acquire up to a 100% interest in the properties,

subject to the government of Burkina Faso's standard carried 10% interest, on a staged basis. The Company will earn a 90% interest by paying Ouedraogo an aggregate of US$300,000 in five annual instalments of US$60,000. The remaining 10% interest can be acquired for payment of US$1,000,000 at any time up to 12 months from the date of commencement of commercial gold production from the properties. If the Company acquires this remaining 10% interest Ouedraogo will be entitled to retain a 5% net profits interest in the properties, which may subsequently be purchased by the Company for US$500,000.

NARRATIVE DESCRIPTION OF THE BUSINESS

The Company currently has interests in mineral properties located in Ghana, West Africa, Burkina Faso, West Africa and Ontario. The Company's original Ghanaian property, the Hwini-Butre Concession, is considered to be the Company's principal property. The Company intends to carry out exploration and development work on the Hwini-Butre Concession and adjacent South Benso Concession in Ghana and the Goulagou Property in Burkina Faso during 2003. The Company does not have any plans to carry out exploration and development work on its Ontario property, the Uchi Lake Property at this time. A description of the Company's properties is set out below.

Mining in Ghana

The Ghanaian Business Climate

Ghana achieved political independence from Great Britain in March, 1957. The current government of Ghana is a Constitutional Republic, and Ghana is deemed to be an active multi-party democracy. English is the official language of Ghana.

Ghana encourages and promotes investment by foreigners, and has established the Ghana Investment Promotion Centre to initiate and support measures to enhance investment climate in the country for both Ghanaian and non-resident companies. With the exception of a few areas set aside for Ghanaians, non-residents may participate in all business activities and may also own shares on the Ghana Stock Exchange. Forms of business organizations provided for under Ghanaian law include companies, partnerships, sole proprietorships and joint ventures. Both local Ghanaian companies and foreign companies carrying on business in Ghana must be registered with the Ghanaian Registrar of Companies, and certain business activities require additional licenses, approvals and permits.

Currency exchange controls exist in Ghana. However, with respect to foreign exchange, current controls are flexible and permit the transfer of foreign exchange in and out of the country. In addition, investors are guaranteed unconditional transferability in freely convertible currency of profits, dividends and capital.

Income is taxable if it is accruing or derived from a Ghanaian source, and a non-resident carrying on business in Ghana is deemed to have the full profits of that business derived from a Ghanaian source, even though part of its operations are carried on outside Ghana. The current corporate tax rate is 35% for mining companies, and there is an additional sales tax of 15% and a withholding tax of 10% on dividends earned by both Ghanaian and foreign shareholders. Ghana currently has reciprocal tax agreements with the United Kingdom, Sweden, Denmark, France, Nigeria, Sierra Leone and Gambia.

Being a former British colony, the legal system in Ghana is modelled on the English common law system.

Overview of Ghanaian Mining Law

Mineral Rights

Under the Constitution of Ghana and the Minerals and Mining Law 1986 (the "Ghanaian mining law") all minerals in Ghana in their natural state are the property of the Republic of Ghana and title to them is vested in the President on behalf of, and in trust for, the people of Ghana, with rights of reconnaissance, prospecting, recovery and associated land usage being granted under licences or leases.

A licence is required for the export or disposal of such minerals and the Government of Ghana has a pre-emptive right over all such minerals. The Government acquires, without payment, a 10% interest in the rights and obligations of the mineral operations in relation to a mineral right for reconnaissance, prospecting or mining, and has the option to acquire a further 20% interest where any mineral is discovered in commercial quantities, on terms agreed to between the Government and the holder of the mining lease. The Government is not precluded from acquiring a further interest on such terms as may be agreed with the holder of the mining lease.

Either a licence or lease (granting a mineral right) is required to reconnoitre or prospect for or mine a mineral in the Republic of Ghana and the Minister of Mines of Ghana has the power to negotiate, grant, revoke, suspend or renew any mineral right, subject to a power of disallowance exercisable by Cabinet within 30 days of such grant, revocation, suspension or renewal. The powers of the Minister of Mines are to be exercised on the advice of the Minerals Commission which is responsible for regulating and managing the utilization of natural resources and coordinating policies relating to them. The grant of a mining lease by the Minister of Mines is normally subject to parliamentary ratification unless specifically exempted.

A mineral right is deemed a requisite and sufficient authority over the land in respect of which the right is granted, although a separate licence is required for certain other activities, such as the diversion of water, and additional consents may be required for certain developments. A mineral right or interest therein may not be transferred, assigned or otherwise dealt with in any other manner without the prior written approval of the Minister of Mines.

Control of Mining Companies

The Minister of Mines has the power to object to a person becoming or remaining a "shareholder controller", a "majority shareholder controller" or an "indirect controller" of a company which has been granted a mining lease (a "mining company"), if he considers that the public interest would be prejudiced by the person concerned becoming or remaining such a controller. In this context:

1. "shareholder controller" means a person who, either alone or with certain others, is entitled to exercise, or control the exercise of, 20% or more but not more than 50% of the voting power at any general meeting of a mining company or of another company of which it is a subsidiary;

2. "majority shareholder controller" means a shareholder controller in whose case the percentage referred to in (1.) above exceeds 50%; and

3. "indirect controller" means a person in accordance with whose directions or instructions the directors of a mining company, or of another company of which it is a subsidiary, or the shareholder controllers of that mining company are accustomed to act.

A person may not become a shareholder controller, a majority shareholder controller or an indirect controller of a mining company unless he has served written notice on the Minister of Mines of his intention to that effect and the Minister of Mines consents to his becoming such a controller or does not object within a period of six months. Where a person, either alone or with certain others, acquires an interest in 5% or more but less than 20% of the voting power of a mining company he is required to notify the Minister of Mines.

Where a person becomes or continues to be a controller of the relevant description after a notice of objection has been served on him, or otherwise in contravention of the procedures prescribed by the Ghanaian mining law, the Minister of Mines may notify the controller that, until further notice, any specified shares are subject to restrictions. The relevant restrictions include restrictions on transfer, voting rights, receipt of further shares and distributions. The Minister of Mines may apply to the High Court of Ghana to order the sale of any shares which are the subject of such a restriction.

A person who is a controller of a mining company must give notice of his ceasing to be such a controller before he disposes of his interest. In addition, the mining company itself must give notice to the Minister of Mines of the fact that any person has become or ceased to be a controller. Contravention of these provisions of the

Ghanaian mining law is a criminal offence. The Minister of Mines also has the power to investigate and report on the ownership and control of any mining company.

The Ghanaian mining law also gives the Government of Ghana the right to acquire a special share in a mining company in order to protect the assets of the relevant company and to reflect and further the intentions of the provisions of the Ghanaian mining law relating to control of a mining company.

Licences and Mining Leases

The types of rights which may be granted are reconnaissance licenses, prospecting licences and mining leases. Reconnaissance and prospecting licences are normally granted for up to 12 months and three years respectively, subject to renewal. Mining leases may be applied for by a prospecting licence holder who has established the existence of minerals in commercial quantities or by others who do not hold such a licence and who establish the same to the satisfaction of the Minister of Mines. Mining leases are normally granted for a period not exceeding 30 years and the holder may apply to the Minister of Mines for renewal, on such conditions as the Minister of Mines may determine, for up to another 30 years. Mining leases are to have a maximum size (subject to derogation by the President where it is considered to be in the national interest) of 19.3 square miles for any grant and 57.9 square miles in aggregate. A holder may apply for an enlargement of the mining area, which, subject to the Ghanaian mining law, the Minister of Mines may grant if satisfied such approval is in the national interest. The rights conferred by mining leases include those to take all reasonable measures on or under the surface to mine the mineral to which the mining lease relates, to erect necessary equipment, plants and buildings, to prospect within the mining area and to stack or dump mineral waste in an approved manner.

A detailed program must be submitted for the recruitment and training of Ghanaians with a view to achieving "localization", being the replacement of expatriate personnel by Ghanaian personnel. In addition, the holder must give preference to Ghanaian products and personnel, to the maximum extent possible, consistent with safety, efficiency and economy.

Prior notification to the Minister of Mines is required for ceasing, suspending or curtailing production. Approval of such actions may be given, subject to conditions determined on the advice of the Minerals Commission. There are also provisions relating to surrender, suspension and cancellation of mineral rights in certain circumstances. The Minister of Mines may suspend or cancel a mineral right, if, among other things, the holder fails to make payments under the Mining Law when due, if the holder is in breach of any provisions of the Ghanaian mining law or of the conditions of the mineral right or the provisions of any other enactment relating to mines and minerals, if the holder becomes insolvent or bankrupt or if the holder makes a statement to the Minister of Mines in relation to the mineral right which he knows or ought to have known to be false. Except as otherwise provided in a specific mining lease, all immovable assets of the holder under the mining lease vest in the Republic of Ghana on termination, as does all moveable property which is fully depreciated for tax purposes. Moveable property which is not fully depreciated is to be offered to the State at the depreciated cost.

The holder must exercise his rights subject to such limitations relating to surface rights as the Minister of Mines may prescribe. Subject to the proper conduct of the mining operations, the holder must affect as little as possible the interest of any lawful occupier, whose grazing rights are retained but who is precluded from erecting any building without the consent of the holder (or, if such consent is unreasonably withheld, without the consent of the Minister). An owner or occupier of any land subject to a mineral right may apply to the holder for compensation and the amount of the compensation shall, subject to the approval of the Land Valuation Board, be determined by agreement between the parties concerned (or, if they are unable to reach agreement, by the Minister of Mines in consultation with the Land Valuation Board).

The holder in the exercise of his rights, is required to have due regard to the effect of the mineral operations on the environment and is to take such steps as may be necessary to prevent pollution of the environment as a result of such operations. A range of activities and breaches of the Ghanaian mining law constitute offences punishable by fine or imprisonment.

The legislation also contains powers to make regulations covering a wide range of matters. The Mining Regulations 1970, which set out the detailed requirements of operations in the Republic of Ghana, were issued under

previous legislation and continue in force as modified by the Ghanaian mining law. The Regulations provide discretion for exemptions to be granted, and supplemental provisions to be made, by the Chief Inspector of Mines. Other legislation and regulations cover specific aspects of mining operations, such as the use of explosives.

The operation of the Ghanaian mining law and related legislation is subject to the general provisions (and to certain specific provisions) of the Constitution of Ghana.

Royalties

A holder of a mining lease is liable to pay a royalty to the Government of Ghana at a rate of between 3% and 12% of total revenue obtained from the mining operations. A royalty of 3% is payable unless the operating profit margin is greater than 30% when it increases by 0.225% for every 1% increase in the operating profit margin up to 12% when the operating profit margin equals or exceeds 70%. The Minister of Mines may defer wholly or in part the royalty payable for such period as he may determine where he is satisfied that it is in the national interest and in the interest of the production of the mineral concerned to do so. The deferment of payment of royalty has entailed the payment of interest at the prevailing lending rate on the amount deferred.

Hwini-Butre Concession
Tarkwa District, Ghana

Ownership and Description of Property

Pursuant to an agreement dated February 8, 1995 with Hwini-Butre Minerals Ltd. ("HBM"), a wholly owned subsidiary of Crew Development Corporation, a London-based company listed on the TSX Venture Exchange, the Company acquired an option to earn up to a 65% interest in the Hwini-Butre Concession (the "HB Concession"), located in the Tarkwa District, Ghana, Africa.

The HB Concession occupies an area of approximately 41.5 square kilometres and is located approximately 25 kilometres northwest of Takoradi, lying to the south of Amanfi Dodo and to the east of Edum Banso in the Tarkwa District of the Western Region of the Republic of Ghana.

To date the Company has earned a 49% interest in the HB Concession, which was earned by incurring exploration and development expenditures on the HB Concession aggregating US$1,000,000 over a four year period. HBM holds a 41% interest in the HB Concession, with the Government of Ghana holding the remaining 10% as a carried interest.

The Company has the right to increase its ownership in the HB Concession to 65%, and correspondingly reduce HBM's interest to 25%, by paying to HBM the sum of US$800,000. The Company is required to fund all exploration costs up to completion of a feasibility study recommending commencement of commercial production, after which the Company and HBM will continue to develop the HB Concession on a joint venture basis with HBM being required to contribute its proportionate share of commercial production costs. If the Company earns its full 65% interest in the HB Concession and a feasibility study is completed which recommends that the HB Concession be brought into commercial production, HBM's subsequent failure to contribute its proportionate share of costs from that time forward will result in the automatic conversion of HBM's interest to a 12.5% carried interest, or at its option to a 6% net profits interest.

Under Ghanaian law the Government of Ghana has the option of acquiring, on mutually agreeable terms, up to a further 20% carried interest in the Concession. Should the Government of Ghana exercise its option the Company's and HBM's respective interests will be reduced equally for up to the first additional 10% to be acquired, with further reductions being proportionate to their respective interests in the HB Concession at the time.

The following description of the HB Concession has been summarized from a report on the HB Concession entitled "Geology and Mineral Resources of the Hwini-Butre Concession, Ghana for St. Jude Resources Ltd." dated February 1, 2002 by Watts, Griffis and McOuat Limited, Consulting Geologists and Engineers (the "Property

Report"). A copy of the Property Report is available through the internet on the System for Electronic Document Analysis and Retrieval (SEDAR), which can be accessed at www.sedar.com.

Accessibility, Local Resources and Physiography

The area in which the HB Concession is located has an extensive but poorly maintained road system. It is particularly difficult to travel during the rainy season, but is currently being upgraded in many areas. Two large villages, Mpohor (approximately 10,000 people) and Edum Banso (approximately 5,000 people) are located near the western boundary of the HB Concession. All-weather dirt roads service the villages from several directions, and paved highway access from the city of Takoradi runs to within approximately 12 kilometres of Mpohor. Several serviceable unpaved 4 x 4 roads cross the HB Concession, but access into most areas is by way of a network of footpaths. Access to the southern part of the HB Concession is by gravel road from Apowa, on the Takoradi-Tarkwa highway, through Mpohor in the south, to Edum Banso in the north. Agriculture and small-scale mining are the main industries in the area and an adequate work force is present in the villages and surrounding areas to meet the Company's current requirements.

The main Takoradi-Tarkwa railway line cuts through the northeast corner of the HB Concession, passes through the small village of Manso, and runs within 15 kilometres of the main mineralized zones on the HB Concession. The local airforce base has a runway that is accessible to light and medium sized aircraft.

A new thermal plant with a 250 MW capacity (currently being expanded to 500 MW) has been commissioned, and plans to tap the small offshore gas fields from Half-Assini and construct a pipeline to nearby thermal plants have recently been announced. The main power line from Takoradi cuts through the southern end of the HB Concession area and across one of the main prospects.

Ghana has a tropical climate, characterised most of the year by moderate temperatures ranging from 25° to 32°C. There are two rainy seasons, from March to July and from September to October, separated by a short cool dry season in August and a relatively long dry season in the south of the country from mid-October to March. Average rainfall varies greatly throughout the country, with the heaviest rainfall in the western region and the lowest in the north. Daytime average temperatures in the HB Concession area are usually 30° to 36°C, dropping to between 15° and 20°C at night. Annual rainfall is modest to high, ranging from 1,500 to 2,000 millimetres.

The HB Concession area is hilly, with modest relief of 30 to 100 meters. Topographic relief in the southern part is 75 to 100 meters above valley floors, which are approximately 100 meters above sea level. In the northern part of the HB Concession, topographic relief can exceed 300 meters. Topography varies considerably, with flat-topped hills, extensive tablelands, low-lying flood plains and swamps all being present.

Only small portions of primary forest (tropical semi-deciduous woodlands) remain preserved in the HB Concession area. Outside of these areas, the land has been extensively timbered and low brush and secondary growth is widespread, with dense bamboo stands prevalent in many of the valleys. The HB Concession is drained by small tributaries of the Butre and Hwini river systems. The main branches of these rivers flow year round, whereas the tributaries mainly flow only in the rainy season.

History

The HB Concession is located on the southeastern end of the Ashanti Gold Belt, the most prolific gold producing area in Ghana. The largest producer in the Ashanti Gold Belt is the Ashanti Mine at Obuasi, which is operated by Ashanti Goldfields Company Limited. Other producing mines in the Ashanti Gold Belt include the Prestea, Teberebie, Iduapriem, Bogoso and Tarkwa.

There is no recorded production from deposits within the HB Concession, but widespread alluvial, eluvial and, to a lesser extent, lode mining has been conducted by local prospectors, the Galamseys, for a number of years, with some 200 to 300 being presently active throughout the HB Concession.

During the early 1900's, several British mining companies dug a number of trenches, pits and shafts on the Concession. There was no further exploration except for Galamsey activity until Dabokrom Integrated Co. Ltd. ("DIC") was issued a prospecting license for the HB Concession in 1988. The name of DIC was changed to B.D. Goldfields Ltd., which then negotiated an option agreement with Lutz Resources KS ("Lutz") of Denmark. A joint venture company, Southwestern Goldfields Ltd. ("SGL"), was then formed and became the holder of the Concession. Lutz became the operator and began an exploration program in 1989, and SGL's name was changed to Hwini-Butre Minerals Ltd., the current optionor of the HB Concession to the Company. HBM was subsequently acquired by Crew Development Corporation.

Lutz established a grid over the HB Concession which was used as a base for regional soil and stream sediment sampling and geophysical surveying. With the help of local guides, Lutz also found approximately 15 old European prospects and extensive Galamsey workings, and mapped and spotted each site on the grid.

Lutz concentrated on two prospects, the Dabokrom and Seikrom prospects, carrying out VLF-EM and resistivity surveys, detailed soil sampling, trenching and some auger sampling of alluvial areas. A number of significantly anomalous results were obtained from the work program.

In 1993, HBM and Placer Outokumpu Exploration Ltd. ("POE") entered into a joint venture agreement for exploration of the HB Concession, however, POE withdrew in 1994 as it did not feel that the HB Concession had significant bulk tonnage potential.

Since 1995 the Company has carried out an extensive work program on the HB Concession. The program has consisted of base, tie and grid line cutting over the entire HB Concession, topographic and geological mapping of approximately 49 square kilometres of the HB Concession, magnetometer, VLF-EM, variometer and induced polarization surveying, pitting and trenching, the collection of over 17,000 soil samples and the drilling of 300 holes totalling approximately 24,300 metres. The Company also acquired from Aerodat Inc. airborne geophysical data covering almost the entire HB Concession. This work has identified three main deposits, the Adoikrom, Father Brown and Dabokrom, along a combined strike length of approximately 900 meters. The total cost of work completed on the HB Concession to January 31, 2003 by the Company was $11,629,067.

Regional Geology

Early mapping of the region recognized the existence of relatively long, narrow NE-trending belts consisting of Precambrian (Lower Proterozoic) metamorphosed volcanic extrusives, pyroclastics and volcaniclastic sediments. Located between these belts are broad sedimentary basins, composed predominantly of marine clastic sediments with variable amounts of volcaniclastic units. Intrusive rocks (granitoid composition) are found both in the belts and in the basins, however, it is generally accepted that the intrusions are distinct between the two.

The southern third of the West African Craton is underlain by the Man Shield, and in Ghana is generally composed of Birimian Supergroup and Tarkwaian Group rocks. It is believed that the basin sediments are generally older than the belt rocks, hence the Birimian is divided into Lower (Early) and Upper (Late) sequences. These units were subjected to folding, intrusions and metamorphism during the Eburnean orogeny, approximately 2.1 billion years ago.

The Birimian Supergroup consists of belts of primarily basic metavolcanic rocks. These belts are folded and fairly evenly spaced and essentially parallel to each other, in a northeast to southwest trend. Three main belts are recognized, being from the northwest to the southeast, the Sefwi-Bibiani, Ashanti and Kibi, and are separated by large sedimentary basins. Pyroclastic deposits associated with the basic lavas are chemically similar to tuffs located in the contiguous basins. Hinge line zones that formed along the broad boundaries between basin and belt environments are characterized by interbedded sedimentary and volcaniclastic units and contain chemical depositions of cherts, carbonates, magniferous deposits, carbon and sulphides, all of which can be important associated features for economic gold mineralization.

The metavolcanic rocks of the Birimian Supergroup are predominantly basaltic/andesitic flows and are interbedded with metasediments. The metasediments and metavolcanic clastics are comprised of volcaniclastic

rocks, turbidite-related wackes, argillic and pelitic rocks and chemical sediments, with the boundaries between different rock types often being gradational. The Tarkwaian Group rocks, preserved mainly in the Ashanti Gold Belt (predominantly north of Tarkwa and east of Kumasi), are composed of clastic sediments, mostly quartzite, arkose, conglomerate and phyllite.

There are three very broad types of gold deposits in Ghana: recent unconsolidated placers, ancient paleoplacers in Tarkwaian conglomerates, and vein systems hosted primarily in Birimian metasediments and, to a lesser extent, Birimian volcanics/volcaniclastics. Historically, most of the gold production in the country has been from these high grade vein systems, the most important of which has been the Ashanti Mine.

Although most of the Birimian deposits developed in recent years are within or on the margins of the Ashanti Gold Belt, considerable success has been achieved elsewhere. The northern Birimian belts and basins have received little attention in the past, however, this is changing as a result of the recognition of major regional structures and associated known historical gold prospects. These relatively new deposits include the Bibiani operation (by Ashanti Goldfields Company Limited) in the Sefwi belt, and on the western side of the Sefwi Belt at Yamfo (by Normandy Mining Ltd.). Also of interest is the Manso Nkwanta-Asankrangwa Gold Belt, which occurs well out in the Kumasi basin, between the Sefwi and Ashanti Belts. In this area, favourable structures have resulted in many gold prospects being discovered, including the Obotan Mine presently in production by Resolute Ltd.

Local Geology

The southern portion of the Ashanti Belt is comparatively wide (+60 kilometres) in comparison to areas further north, and is dominated by several narrow bands of Birimian mafic extrusives, intruded by extensive belt-type granitoids. The eastern margin of the belt features interbedded volcanogenic sediments, volcaniclastics and mafic volcanics. The western margin of the belt features a band of more highly metamorphosed volcanics that attracted considerable interest when a broad quartz stockwork system with disseminated pyrite and arsenopyrite in coarse volcaniclastic host rocks was discovered (Salman prospect, 15 kilometres north of the coastal town of Axim). This deposit is very similar to the occurrences at Bogosu to the north, and has common features with many of the other mesothermal vein and disseminated deposits throughout the belt.

The main volcanism in the area was concentrated along deep-seated fracture systems more or less parallel to the belt. The slightly younger, fault-bounded Tarkwaian sediments were largely confined to the interior and margins of the belt at a time when the belts had become emergent volcanic chains with considerable ongoing structural activity. After the Tarkwaian sediments were largely deposited, it is believed that there was a major dilational stage during which the mafic sills and dykes (epidiorites) intruded many areas of the volcanic/sedimentary chain of highland areas. Ongoing compressional activity resulted in fairly intense folding and faulting within the belts and the adjacent basins, and was accompanied by quite high regional metamorphism which also affected the mafic intrusions.

Immediately east of Axim, there is a fairly extensive exposure of Tarkwaian clastics, and a very small sliver of similar units is preserved along the coast just east of Cape Three Points.

There are also indications of other narrow exposures of Tarkwaian units further north, but as yet these have not been fully defined and do not appear to be substantially different than surrounding Birimian units. The Butre volcanic branch, and the adjacent Dixcove intrusive complex to the west, host several sizeable manganese occurrences. Those occurrences enclosed by the intrusives appear to be part of a volcaniclastic sequence of metasediments.

The general area hosts quite a variation of intrusive phases related to numerous plutonic complexes of largely intermediate to felsic composition. The Birimian Supergroup in the Takoradi area is intruded by porphyritic Dixcove Granitoids, which are mainly composed of hornblende granite, and hornblende granodiorite with gradations into quartz diorite and hornblende diorite. The growing regional database on radiometric age-dating indicates that the volcanics and belt-type (Dixcove) intrusives are more or less coeval, and were mainly developed from 2,150 to 2,200 Ma. Dating of these granitoids in the immediate Dixcove vicinity yielded an age of about 2,170 Ma. Slightly younger ages (about 2,150 Ma) were yielded from samples of a foliated granodiorite in a rock quarry north of Sekondi.

The southern part of the Ashanti Gold Belt hosts numerous gold occurrences. Hydrothermal activity produced extensive epigenetic gold mineralization that appears to have post-dated most, if not all, of the regional metamorphism and much of the early structural activity. Alluvial and bedrock deposits from this area have been worked for generations by local miners and early European junior mining groups at several known prospects such as Akanko, Akoko and Kanyankaw. The majority of occurrences in the region appear to consist of very narrow, often discontinuous, quartz veins hosted in metavolcanic units. Grades can be extremely high, but the gold distribution is usually erratic. Many of the prospects appear to line up along NNE-trending structures.

In the past, it was not generally recognized that regional granitoids were particularly favourable host rocks for gold deposits. This was largely due to a lack of exploration and in recent years, a number of important prospects hosted by intrusions have been discovered. The Dixcove Granitoids are known to contain gold in the HB Concession area, since gold is being panned from eluvial zones directly above unweathered Dixcove rocks. There is evidently a direct relationship between gold deposition and the intrusion of the Dixcove Granitoids.

This general area also features many NE-trending Paleoproterozoic mafic sills and dykes as well as several more substantial mafic complexes with gabbro, pyroxenite and diorite phases, such as the Mpohor Mafic Complex which is discussed below. The gold occurrences associated with the Mpohor Mafic Complex are somewhat unique in Ghana, however, these intrusives appear to have similar features to other deposits in the region. Much younger, north-trending diabase dykes are present in the vicinity of Takoradi. Despite the fact that these are usually quite narrow (up to 30 meters), they can be traced more or less continuously for 200 kilometres. The dykes run from the coast to at least as far as Manso.

Structure, indicative of a zone of higher permeability, is a dominant controlling factor for the deposition of gold from gold-bearing solutions in the Ghanaian gold belts. The most productive areas in the Birimian Supergroup are along the depositional boundaries between the belt and basin facies. The region is extensively faulted, as suggested by an assessment of satellite imagery, digital terrain topographic data, air photos and, to some extent, from an interpretation of airborne geophysical data, however more detailed structural analysis is required for a better understanding of the complex structural history of the area.

Outcrops are fairly limited, but rock exposures along the boundaries of some of the main volcanic branches have indications of extensive fracturing and it would appear that many of the major lithologic contacts are faulted. The dominant orientation of the regional fracture systems is NE-SW, although the western margin of the belt in the Axim district has many faults and fracture systems oriented N-S. Folding also plays a very important part in the structural control of ore bodies in the Ghanian gold belts, but the significance of folding in the Concession area has not yet been determined.

Property Geology

The HB Concession is located in an area of Birimian metasediments, metavolcanics and intrusive rocks which are part of the Ashanti Gold Belt. This belt extends over 250 kilometres from Axim on the coast northeast to Konongo in the north and is the most intensively mined area in Ghana.

An interpretation of the bedrock structure in the HB Concession area is difficult due to limited rock exposure. Digital terrain data, along with a study of topographic maps of the area, indicate several N to NNE-trending regional features, many of which are within the HB Concession. Most of these features show up on the Ghanaian Geological Survey ("GGS") maps as boundary faults along the margins and within the various volcanic branches in the southern Ashanti Gold Belt. These are often very difficult to spot in the airborne geophysical data, but on the HB Concession the radiometric data (particularly potassium) has some linear trends which probably reflect the underlying structures. The ground IP-resistivity geophysical survey conducted on the Mpohor Mafic Complex also revealed resistant zones oriented N-S which likely correlate with some important bedrock structures. The data also reveals extensive cross-cutting structural features, the most dominant being a NW-trending fracture system, usually with relatively minor displacements. However, some E-W features also appear, and the persistent ENE orientation of underlying mafic dykes certainly suggests important bedrock structural features along which the dykes invaded the host rocks.

The HB Concession covers the western margin of the narrow Butre branch of mafic volcanic units and overlaps onto the massive Dixcove Granitoid Complex. The large Mpohor Mafic Complex is a dominant feature of the area and hosts the three principal deposits located in the southern part of the HB Concession, the Adoikrom, Father Brown and Dabokrom, along the southern margin of the intrusion. The Mpohor Mafic Complex is oval shaped at surface, with a N-S axis almost nine kilometres long and an E-W width of approximately seven kilometres. The complex appears to have intruded into the Butre volcanics, which swing from a NE to N direction in the northern part of the HB Concession.

Dixcove Granitoids are most common in the western part of the HB Concession. Within the general Butre volcanic sequences, there are units quite high in radiometric potassium. At the southern end of the HB Concession the GGS map reveals some intermediate units, which may explain some of the high potassium values. In the SE corner of the HB Concession, a roadcut in a prominent hill has exposed a very quartz-rich clastic unit that is most likely an outlier of Tarkwaian metasediments.

Immediately north of the Mpohor Mafic Complex along the western boundary of the HB Concession are units with similarly high radiometric potassium (along with elevated uranium and thorium), which has been tentatively ascribed to the Tarkwaian series. These could also be felsic phases of the Dixcove Granitoids, possibly quartz monzonite or even true granite in places, but more study is needed.

Aeromagnetic data shows numerous, fairly narrow, ENE-trending anomalies, varying in length from 500 meters to approximately three kilometres, that have been interpreted as mafic dykes and/or sills. Their orientation is quite distinct from the dominant N to NE-trending volcanic belt and is quite consistent throughout much of the Ashanti Gold Belt. These are mainly within the volcanic units, but they also occur in the high potassium units (Tarkwaian ?), and within phases of Dixcove Granitoids. The dykes are most likely similar to the much more extensive mafic intrusions that are observed in the Tarkwaian metasediments further to the north. Traditionally, these units have been described by early workers in the Tarkwa district (and elsewhere within the Tarkwaian belt) as epidiorites, which are weakly metamorphosed mafic intrusions.

In the NE corner of the HB Concession area there is a very strong magnetic anomaly which represents a major dolerite (diabase) dyke which can be traced northwards from the coastal area of Takoradi for at least 200 kilometres, to the Manso district. Many similar dykes have been identified in the region. They are unmetamorphosed, usually 30 to 100 meters wide, and are believed to be Mesozoic in age. The dykes probably correlated with the dilational activity in the old Gondwana landmass that saw the separation of the South American and African continents and the development of the Atlantic Ocean, about 150 to 200 million years ago.

Mpohor Mafic Complex

The Mpohor Mafic Complex is a large mafic body that probably was intruded during a dilational stage of structural activity that was pre-metamorphism. This would indicate that it certainly post-dates the Dixcove phase of intrusive activity. This is compatible with observations of chilled margins of mafic intrusions adjacent to Dixcove Granitoids and of xenoliths of intermediate intrusive found in the Mpohor Mafic Complex. Within the interior of the Mpohor Mafic Complex there is a fairly large exposure of felsic granitoid. It is possible that this felsic intrusion may actually be a late phase differentiate of the Mpohor Mafic Complex, however, it is more likely that it represents part of the adjacent Dixcove units, which were caught up and surrounded by the later mafic intrusion.

The Mpohor Mafic Complex has been identified as an almost donut-shaped intrusive complex with a narrow exterior phase of gabbro, a dominant central phase of diorite and a small interior granitic core.

It has generally been accepted that there were separate intrusive phases for the gabbro, diorite and granodiorite/granite interior zone. However, the Company's drilling has shown very little indication of separate phases, indicating instead gradual, and in a few cases fairly abrupt, changes from one dominant composition to another. There appears to be a tendency for the marginal areas of the complex to be more mafic and the interior to be more intermediate.

The Mpohor Mafic Complex probably intruded along a major dilational fault system and crystallized slowly. The dominant rock type is a relatively coarse-grained mafic, medium to dark grey-green diorite dominated by plagioclase laths, with the main mafic mineral being a dark green to black hornblende amphibole. As the rocks cooled slowly, some of the early mafic constituents settled out gravitationally to form pyroxene and magnetite (± intergrown ilmenite) rich layers with some minor interstitial sulphides. This would leave the remaining portion of the magma a little less mafic, resulting in a range of lithologies from almost ultramafic to intermediate in composition. Therefore, the different rock types are mainly due to variations in grain-size (samples range from quite coarse material to relatively fine-grained) and changes in the relative abundance of the feldspars and mafic constituents.

Magnetite is a common accessory mineral and is especially evident in the more mafic phases of the complex, where it can be very coarse-grained and comprise up to 10% of the rock. A small proportion of fairly coarse, mafic-rich phases or zones in the Dabokrom area also contain substantial interstitial primary sulphides that appear to be mainly pyrrhotite-pendtlandite with traces of chalcopyrite. These same units also contain accessory magnetite (or titaniferous magnetite).

The interior of the Mpohor Mafic Complex contains a medium- to coarse-grained, more felsic phase which has been called a granodiorite. It contains considerable amounts of potassium and sodium feldspars, subordinate plagioclase and conspicuous quartz and biotite, along with remnant hornblende (somewhat altered to biotite). Some of the Company's drill core samples from the margins of the complex intersected an intrusive of a more intermediate composition, but this is often in areas where there are alteration effects, which include considerable secondary quartz and very little alkali feldspars. These do not appear to be true granodiorites (or tonalites), but are more likely altered diorite or quartz diorite.

The granitoid immediately north of the town of Mpohor has been described as being a biotite granite. It is fine- to medium-grained, light grey in colour and contains biotite, quartz and feldspars that are easily distinguishable in hand specimens. Plagioclase (oligoclase composition) is the dominant feldspar but alkali feldspars (orthoclase, perthite and microcline are all described) are quite widespread. The plagioclase may be altered to sericite and epidote. Quartz in anhedral grains is abundant and biotite, often heavily altered to chlorite and epidote, is the principal mafic mineral. Nearby outcrops of the felsic granitoid display significant quartz veining and therefore it is possible that some of the quartz in the host rock is secondary. The contact relationships and the mineralogy of these granitoids indicate that they are probably a phase of the Dixcove complex immediately to the west.

The gold occurrences associated with the Mpohor Mafic Complex are somewhat unique in Ghana because they are hosted primarily by mafic intrusives. Other than this factor, however, they have similar features to other deposits in the region. The principal occurrences/deposits are at Seikrom, Abada and Bonianwi in the central and northern parts of the complex and, from the north to the south on the HB Concession, the Adoikrom, Father Brown and Dabokrom mineralized zones along the southern margin of the intrusion. The mineralization occurs in an en echelon shear zone/vein system which dips steeply at 65° to the west in the northern part and flattens to 20° in the south, where it passes from a diorite host into granodiorite. A large area of lower grade surface mineralization has also been identified above and adjacent to the shear zone.

The near surface portion of the shear structure has been highly oxidized and is composed of lateritic clay-rich material containing minor amounts of quartz in thin stringers. Below the laterite surface, the material grades into thoroughly oxidized soft saprolite, which still retains its original texture (original bedrock sulphide-bearing material that has been completely oxidized, thereby liberating the contained gold). Surface oxidation and partial decomposition continue to a depth of about 40 meters.

Radiometric potassium anomalies are associated with at least some of the main gold prospects (determined from the airborne geophysical data). The most obvious example of this is at the Adoikrom zone, where a modest potassium anomaly correlates almost exactly with the mineralized system. The relatively high radiometric potassium values are in areas underlain by diorite host rocks, normally very low in their potassium content, therefore the high values probably reflect hydrothermal alteration. There is a weaker anomaly correlating fairly closely with the Father Brown zone immediately to the south, where the vein is quite narrow (but high grade) and the alteration halo is limited. No apparent radiometric anomalies are evident at the Dabokrom zone, perhaps because the hydrothermal alteration was less intense and the shallow dipping veins are too narrow to produce sufficient contrast with the

unmineralized host rocks. A ground radiometric survey over the Adoikrom zone confirmed the airborne results and outlined a very distinct N-S anomaly approximately 400 meters long, with peak values about four to five times background levels.

The Dixcove Granitoids are known to contain gold in the HB Concession area since gold is being panned from eluvial zones directly above unweathered Dixcove rocks. There appears to be a direct relationship between gold deposition and the intrusion of the Dixcove Granitoids.

All of the gold occurrences in the southern portion of the Mpohor Mafic Complex are primarily controlled by shallow to moderately dipping favourable structures that have been sheared to various extents. The relationship of the favourable structures to other regional features is important, but not completely understood at the present time. It is assumed that the regional features are secondary and related to primary structures of more regional extent. Several cross-cutting structural features in the immediate vicinity of the Adoikrom, Father Brown and Dabokrom zones have been interpreted primarily from geophysical data, and include N-S regional features as well as more localized NE-SW and NW-SE structures.

This complex interaction and interconnection of structures produced a favourable structural setting in the southern part of the Mpohor Mafic Complex area, resulting in a "plumbing system" or channel ways for extensive hydrothermal activity to introduce substantial volumes of fluids rich in silica, sulphur, carbonate and gold. The gold mineralization appears to be part of a major regional system localized along a NNE to N-S trending fault system that can be traced southwards to the coast. Many gold prospects occur along this trend, not only on the HB Concession but in adjacent areas as well.

The general distribution of gold, quartz veining, sulphides and the variety of alteration effects is indicative of one dominant hydrothermal event. The mineralogy and alteration products suggest medium pressures and temperatures during this event and most deposits have characteristics typical of mesothermal epigenetic vein systems

Mineralization

The age of the gold mineralization in the vein systems in the Mpohor Mafic Complex is not well established, however, it is widely believed that it is post-metamorphism. Some evidence clearly demonstrates that at least some phases of gold mineralization are associated with late-stage events in the Eburnean thermo-tectonic cycle. Efforts are underway to attempt to age-date mica alteration in samples from the Adoikrom prospect. However, there is also evidence to support fairly early stage pulses as well, perhaps associated with the regional structures which were responsible for the development of the volcanic belts. Most likely the history of gold deposition spans a very long period and many of the major mineralized systems were probably reactivated at different times and, where the structural setting was favourable, new phases of hydrothermal activity deposited gold from underlying or nearby sources. Structural preparation appears to be the key factor controlling and linking most of the gold deposits in Birimian metasediments, volcanics and granitoid host rocks.

Associated with these higher grade vein systems are lower grade, but laterally extensive, disseminated and quartz stockwork gold deposits. Over the last decade, these deposits have attracted much attention as open-pit targets, especially the near surface zones which are oxidized and therefore largely non-refractory. Many of these non-refractory operations are confined to the upper 75 to 100 meters, although some ores remain free-milling at depth in the unweathered zone.

The quartz veins can be fairly milky white in colour but most are a vitreous light grey, with carbonate and mica as accessory minerals. Some fine needles of tourmaline and coarse pink feldspars have been identified in some hand specimens that are highly altered. Alteration along the margins of veins is very common and usually the most intensely altered zones correlate with higher gold values. Alteration consists mainly of silicification, carbonate and muscovite/sericite. Frequently, highly altered rocks have a pinkish tinge that appears to be more the result of carbonate and fine-grained mica, rather than from pink feldspars. Away from the veins, the alteration within the diorite host rock decreases within a few metres, and is primarily chlorite, with epidote, carbonate and sericite.

The most intensely altered zones usually display a secondary fabric distinguished by the alignment of alteration minerals and sulphides. Thin sections from many altered samples commonly display features indicative of extensive strain (mylonite and cataclastic textures), resulting in the re-alignment of secondary minerals and recrystallization of the quartz. The mineralogy of the deposit is relatively simple and most of the prospects have common features. Visible gold is found disseminated in discrete quartz veins (particularly in the high-grade mineralization at the Father Brown zone) and in the silicified and pyrite-rich margins of the veins. Pyrite is usually abundant where there are elevated gold values. The gold is primarily fine- to medium-grained and occurs in disseminations or in patches of pyrite crystals. Metallurgical tests to date have demonstrated that virtually all of the gold is free milling, which indicates that the gold occurs as discreet grains on crystal faces and along fractures in pyrite crystals and grains. Unlike many gold vein deposits in Ghana, arsenopyrite is absent on the HB Concession.

Exploration

Geophysics and Surface Exploration

During 1995-96, Aerodat Inc. of Canada carried out the first detailed (200 meter line spacing) fixed-wing airborne magnetic and radiometric surveys over large areas of southern Ghana, including the entire HB Concession. This data was purchased by the Company and used as an initial exploration and mapping tool to assist in interpreting bedrock geology and structure.

The Company followed-up the airborne survey with additional ground work, predominantly potassium radiometrics to follow-up several of the prospective anomalies identified by the airborne survey. As abundant disseminated sulphides were identified in association with gold mineralization, an IP survey was run over the then known significant zones of mineralization, the Adoikrom and Father Brown. The results of this survey were somewhat ambiguous, but did identify anomalies interpreted to be disseminated sulphides with associated gold mineralization. Several areas with high resistivity were identified that suggest generally N-S trending structural systems.

Detailed geochemistry carried out by various operators, including the Company, over the past decade has confirmed the widespread geochemical soil anomalies that occur in large areas of the Mpohor Mafic Complex where bedrock gold mineralization is present. In the Dabokrom zone, the soil anomalies are almost too broad to be of practical value for prioritizing targets because the high gold values in soils are not necessarily indicative of immediately underlying bedrock sources. In addition, the extensive historical mining in the area has resulted in surficial contamination which may result in misleading interpretations of the soil geochemistry.

Due to the difficulty of re-establishing previous geochemical sampling grids, the Company's early work focussed on conducting a regional soil geochemical program over the majority of the original HB Concession area. The program consisted of cross lines spaced at 50 meter intervals with samples taken every 25 meters along the cross lines. Over 17,000 samples were collected, with anomalous results, typically above 100 ppb, followed up by trenching and pitting. This resulted in the identification of numerous targets, notably Adoikrom and Father Brown.

Over 16,000 meters of trenching in approximately 140 trenches has been completed in areas of geophysical and geochemical anomalies and areas of historical prospects or old workings. In addition, over 1,300 pits have been excavated to date, with most being dug to a depth of four to five meters unless excessive water or hard bedrock was encountered. The pitting program attempted to outline a near surface resource in areas of surface enrichment that are not necessarily underlain by mineable lode deposits. Many of the areas tested proved to have significant surface results from trenching and/or pitting, and were subsequently drilled.

Drilling

Since 1997 the Company has conducted three major drilling campaigns on the HB Concession. Since 2000, drillholes have been "precollared" with reverse-circulation hammer to approximately 10 meters above the mineralized zone, and then completed with HQ size core (61.1 millimetres) to approximately five to six meters through the zone. All drilling was done using track mounted equipment.

To date over 24,600 meters in 313 holes have been drilled in the three main mineralized zones and six additional exploration targets, with less than 20% of the drilling being completed by reverse circulation.

A summary of the drilling carried out by the Company is as follows:

Location	Total Number of Drillholes	Total Metres	Drillholes Used for Resource Estimate	Total Metres
Adoikrom zone	64	6,312	37	4,258
Father Brown zone	94	6,502	117	8,742
Dabokroum zone	107	9,378	46	3,880
Apatunso target	13	627		
Seikrom target	10	458		
Abada target	15	923		
Bonianwi target	6	192		
Breminsu target	3	166		
Bill target	1	70		
Totals	313	24,628	200	16,880

Note: Some holes with a Dabokrom pre-fix were drilled in the Father Brown Zone and 10 holes (totalling 833 metres) were used for both the Father Brown and Dabokrom zones, due to multiple intercepts. Total number of holes includes all exploration and in-fill holes (and holes that failed to intersect mineralization).

Sampling

Drill core was logged on site by a geologist, according to standardized practices implemented by the Company, and marked for splitting to maintain consistent orientation and avoid sampling bias. All logs were reviewed by the chief geologist before being finalized.

If core appeared to be high grade it was split with an electric circular saw, otherwise it was split using an impact splitter. Half of the split core was bagged, tagged and sent for assaying, with the other half being retained in wooden core boxes, sealed, labelled and stored in the core shed. The core shed was guarded by two watchmen on a continuous basis.

Samples were picked up by the lab twice a week for preparation and analysis. Two local labs were used, with random outside check assaying carried out at a Canadian lab.

Samples were five to seven kilograms in size. Once at the lab they were roll crushed and split into two to three kilogram sizes, oven dried if necessary and then crushed and disk pulverized to 95% passing 75 μm (Tyler 200 mesh). The pulverizer was cleaned with a brush and compressed air after every sample. The pulverized sample was mat rolled and riffle split into a 200 to 250 gram sample (stored in a paper bag), a 400 gram sub-sample (stored in a polyethelene bag) with the remaining pulp being retained in the original sample bag. Pulps and rejects were kept at the lab in Ghana for one month and then sent to its storage facilities for one year.

The bulk of the assaying was done by standard fire assay techniques with Atomic Absorption finish on a one assay ton (30 gram nominal weight) sub-sample from the original 200 gram pulverized sample. A gravimetric finish was used for some of the higher grade assays, normally above 10 grams gold/tonne or if visible gold was observed in the core.

Mineral Resources and Reserves

The three principal mineralized zones located on the HB Concession, the Adoikrom, Father Brown and Dabokrom, are contained within 900 meters of an approximate north-south striking en echelon shear zone cutting a diorite-andesite-granodiorite assemblage that is subparallel to the Ashanti Gold Belt. The majority of economic gold mineralization is lithologically constrained to the shear zones, which dip fairly steeply at 65° to the west in the northern part, and flattens to 20° in the south. The average thickness of the zones vary from about 18 meters at

Adoikrom at the north end, to approximately five meters in the Father Brown and Dabokrom zones in the south. A large area of lower grade eluvial and re-worked surface material has also been identified above and adjacent to the shear zone.

The near surface portion of the mineralized structure has been highly oxidized with oxidation and partial decomposition continuing to a depth of approximately 40 meters. The bedrock sulphide-bearing material contains the majority of the resources and has been estimated separately from the oxide mineralization.

The most northern zone, Adoikrom, is a single wide shear zone (up to 25 meters horizontal width) that strikes approximately north-south and has an overall dip of about 60° to 65° to the west. The known strike length is approximately 325 meters. This zone is hosted by diorite and andesite and is very silicified, with the highest grades associated with quartz stringers and veining and visible gold. The Adoikrom zone is consistent along both strike and down dip.

The Father Brown zone is located approximately 125 meters south and 350 meters east of Adoikrom and was discovered in the vicinity of old surface workings. The zone is also very silicified, however, the mineralization appears to be more closely associated with quartz veins and stringers and is higher grade than Adoikrom, with visible gold being common. Where present, the quartz veining is generally wider and better developed than at Adoikrom. The zone is thinner, with a maximum horizontal width of 15 meters, and has a more variable dip from 25° to 40° to the west. The main part of the Father Brown zone strikes about 340° and is continuous for approximately 425 meters. At its south end, the zone starts to swing further to the east and begins to break up as it passes from diorite into granodiorite and splays off into numerous flatter-lying, sub-parallel zones.

The Dabokrom zone is located furthest to the south and east and was modelled independently of the Father Brown zone. The Dabokrom zone consists of a number of sub-parallel zones that may be structurally related to the Father Brown zone or may be a separate type of mineralization. The dominant host rock for this mineralization is a granodiorite. As with the Father Brown zone, this area has also been mined in historical times and considerable mine rock has been scattered on surface. There is also a decline on one of the zones. The Dabokrom zone is much lower grade, is discontinuous and has a more variable strike length. The veins are fairly flat dipping at 10° to 20° to the west and continue for about 250m to the south.

Watts, Griffis and McQuat Limited has estimated the resources for the HB Concession using the available geological data and assumed technical and financial parameters to determine an economic cutoff grade, and to outline the mineralized zones on cross sections. These sections were used to produce 3-D solids and lithological and gold grade block models using an inverse distance squared method of interpolation. The following summary of resources is contained in the Property Report, with the resources being classified according to National Instrument 43-101 ("NI 43-101") guidelines and the definitions adopted by the Council of the Canadian Institute of Mining Metallurgy and Petroleum (the "CIM Standards").

Resource Category	Tonnage (Tonnes)	Grade (g/t)	Contained Ounces
Indicated Mineral Recourses - Insitu			
Oxide Mineralization	520,900	5.51	93,000
Sulphide Mineralization	3,730,200	3.91	469,000
Total	4,251,100	4.11	562,000
Inferred Mineral Resources – Insitu			
Oxide Mineralization	129,500	5.03	21,000
Sulphide Mineralization	1,588,900	2.85	146,000
Total	1,718,400	3.01	167,000
Inferred Resources – Eluvial and Re-Worked Surface Material	5,656,700	1.14	207,000

The relevant definitions for the CIM Standards/NI 43-101 are as follows:

A **Mineral Resource** is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Resource are known, estimated or interpreted from specific geological evidence and knowledge.

An **Inferred Mineral Resource** is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes.

An **Indicated Mineral Resource** is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

During 2003 the Company intends to carry out further drilling on the HB Concession with the objective of expanding and upgrading the mineral resources on the property.

South Benso Concession
Tarkwa District, Ghana

Pursuant to an agreement dated October 12, 2000 and amended January 1, 2002 with Fairstar Explorations Inc. ("Fairstar"), a Montreal-based company listed on the Toronto Stock Exchange, the Company acquired an option to earn up to a 60.125% interest in the South Benso Concession (the "SB Concession"), located in the Tarkwa District, Ghana, Africa. The Company paid Fairstar US $30,000 on signing of the agreement, and to earn its 60.125% interest in the SB Concession it must by January 1, 2007 carry out sufficient exploration, evaluation and analysis on the property to produce a feasibility report demonstrating that the SB Concession is economically viable. Once the Company has earned its 60.125% interest, Fairstar will hold a 22.35% interest, the original vendor of the SB Concession to Fairstar, Architect Co-Partners ("ACP"), will hold a 7.5% interest and the Government of Ghana will hold a 10% interest in the SB Concession. The Government of Ghana and ACP interests will be carried, and the Company and Fairstar will enter into a joint venture agreement for the further development of the property.

The SB Concession is located contiguous to and directly north of the HB Concession and covers an area of approximately 90 square kilometres.

As the SB Concession is contiguous to the HB Concession, the same factors regarding accessibility, local resources and physiography that are applicable to the HB Concession are applicable to the SB Concession, and the two properties share the same regional and local geography. Indications are that the two Concessions also share similar property geology, including the Mpohor Mafic Complex.

Prior to its optioning the SB Concession to the Company, Fairstar carried out an extensive program of geophysical and geochemical survey work on the SB Concession, together with initial drilling on a number of identified targets. A number of these drill holes have encountered economic gold mineralization.

The Company has subsequently conducted a detailed geochemical soil sampling survey over the SB Concession, and drill programs on four identified targets, designated Subriso East, Subriso Central, Subriso West and G-Zone.

A summary of the drilling carried out by the Company is as follows:

Location	Total Number of Drillholes	Total Metres
Subriso East	48	3,966
Subriso Central	34	3,597
Subriso West	29	2,547
G-Zone	17	1,606
I-Zone	13	1,098
H-Zone	6	685
J-Zone	6	488
K-Zone	1	95
L-Zone	3	266
Hill "B" South	3	317
Hill "C"	10	607
Hill "D"	2	280
E-Zone	2	238
F-Zone	1	113
N-Zone	2	160
Amantin	4	550
Totals	181	16,613

Data obtained from the Subriso West target indicates the presence of a mineralized body striking approximately N-W with a near vertical dip ranging from 80° west to 80° east. Results from the Subriso East target indicate a well mineralized body striking generally in a N-S direction and dipping to the west at approximately 60°. The Subriso Central target appears to be a well mineralized body located between the Subriso West and Subriso East targets. The G-Zone was originally identified as a geochemical gold anomaly, and follow up drilling has confirmed the existence of mineralization.

The total cost of work completed on the SB Concession to January 31, 2003 by the Company was $3,183,213.

During 2003 the Company intends to carry out further drilling on the SB Concession with the objective of determining preliminary mineral resource estimates on the property.

Goulagou and Rounga Properties
Burkina Faso

The Goulagou and Rounga properties are two contiguous properties covering approximately 487 square kilometres and located approximately 100 kilometres west of Ouagadougou, the capital city of Burkina Faso, and 20 kilometres north of the city of Ouahigouya.

The Goulagou and Rounga properties originally formed part of a larger land assembly held by Channel Resources Ltd. ("CRL") from 1994 to 2001. During that time, CRL carried out extensive exploration work on the properties, including mapping, soil and rock sampling, air borne geophysics and the drilling of 421 holes totalling 22,869 metres. This exploration work established the existence of several areas of gold enrichment including two parallel gold mineralized zones on the Goulagou property, designated GG1 and GG2, with a cumulative strike length of 3.4 kilometres.

The Company has carried out a drill program primarily on the GG2 zone, and to date has obtained results consistent with those obtained by CRL and its previous drilling program. The geology appears to be quartz-carbonate alteration, totally oxidized to a depth of 75 metres.

During 2003, the Company intends to continue drilling on the GG1 and GG2 zones and other prospective targets, and further explore any other prospects which may be identified.

Uchi Lake Property
Red Lake Mining Division
District of Kenora, Ontario

The Company is the owner of a 100% interest in the Uchi Lake Property. The property consists of 20 unpatented mining claims located in Earngey Township, Red Lake Mining Division, District of Kenora, Ontario. All of the claims are currently in good standing, and a description is as follows:

Claim Number	Record Date	Expiry Date
KRL 910546 - KRL 910551	August 7, 1986	August 7, 2007
KRL 985342 - KRL 985354	August 19, 1987	August 19, 2007
KRL 1107522	April 12, 1990	April 12, 2007

The property is subject to a 2 1/2% net smelter return on all production in favour of Dollard Mines Limited ("Dollard"), the original vendor of the property. Dollard is a private Ontario corporation the principal of which is Jeannine Terrell, the mother of Michael Terrell, the president and chief executive officer of the Company.

The property is located approximately 40 miles northeast of Red Lake, Ontario, and covers an area of approximately five square miles. The property is readily accessible by air from Red Lake and Ear Falls, a distance of approximately 50 miles. It is also readily accessible from the South Bay Mines' road which extends from Ear Falls to within three miles of the property.

Considerable prospecting was done on the property during the 1930's as an extension of the prospecting and exploration carried out at the adjoining Uchi Mine Property, with the area surrounding the property being mapped in 1938 by the Ontario Department of Mines. Some widely spaced drilling on the property extended the Uchi Mine gold zone for over one-half mile southwards onto the property, with low gold values and a recognizable quartz vein structure, designated the Woco Vein, being intersected.

Further detailed geologic mapping and a ground magnetic survey was conducted over the area in 1968, and sampling of the Woco Vein returned a grab sample which assayed 2.31 ounces of gold per ton. In 1975-76, the Ontario Geological Survey carried out field work in the area.

During the winter of 1988, the Company established a grid system over the property. This was followed by a ground magnetic survey, a VLF-EM ground survey over the entire property and an induced polarization and resistivity survey over the seven northernmost claims.

The Company also carried out some stripping using heavy equipment in the area of the Woco Vein. In 1992 the Company completed a stripping and bedrock washing program over the Woco Vein, along the rhyolite sequence located towards the west from the vein and in areas where elevated gold values in soil occurred. In 1993 the Company completed 7,645 feet of diamond drilling in 23 holes.

The Company has spent $385,748 in exploration work on the property to date, however no exploration work has been conducted within the past three years. The Company has no plans for further exploration and development of the property at this point in time.

The property is located in the Birch-Uchi Lakes metavolcanic-metasedimentary belt of the Uchi Subprovince. The Birch-Uchi Lakes segment contains north-trending rocks over a length of 64 kilometres and a width of 32 kilometres. It lies within the generally east-west trending Uchi Subprovince, which is surrounded by granitic batholiths.

Other than the South Bay volcano-sulfide deposit, discovered in 1968 and now abandoned, gold and some related silver are the only mineral commodities occurring in significant amounts in the Birch-Uchi Lakes Area. The most important association of gold mineralization in Earngey Township is with silicification (as quartz veins, networks, patches and stringers) controlled by structures. Within the Uchi Lake area, structural settings conducive for quartz deposition commonly occur at such contacts where rocks of differing composition and properties of

deformation occur. Rhyolite and dacite are brittle and tend to fracture whereas basalt is not so competent and will shear when placed under stress. Similar geological settings are the control for gold in quartz veins in several previous producing mines located in the vicinity of the property, including the old Uchi Mine located 11/2 kilometres north of the property.

The principal mineralization on the property is the Woco Vein, a north-south trending feature which has a strike length of 75 to 90 metres on the surface. At the southern known limit of the Woco Vein there is an east-west trending cross fault. The north block containing the Woco Vein has moved upwards relative to the south block, and stresses from this relative movement produced torsional forces which caused shearing and fracturing along the contact between dacite and basalt. The dilatant plumbing system for quartz and gold bearing, hydrothermal solutions was thus formed. Other gold shoots associated with conjugate (occurring in pairs) shears are likely present in the area.

The part of the Woco Vein that is well mineralized with gold tends to be located at the contact between volcanic flows composed of dacite and basalt. Drill hole intersections approximately 110 metres north of the east-west trending control fault where the vein cuts into the dacite are relatively unmineralized and narrow, and the conduit for quartz emplacement did not develop to the same extent as along the dacite-basalt contact.

About 21,264 tons of gold bearing quartz vein material has been outlined on the property by previous diamond drilling. The Woco Vein extends from near the surface then plunges steeply to the north to a depth of about 160 metres. At depth, it is open towards the north.

i to i logistics inc.

The Company holds a 25% interest in i to i, with the remaining 75% interest beneficially held by Michael Docherty and Lester Scovell. Michael Docherty is the president of i to i, and has over twenty years experience in distribution, management transport, logistics and supply chain management and consulting operations in these areas.

i to i is an outsource logistics company providing both internet and traditional supply chain management ("SCM") services.

SCM is undergoing dramatic change in many industries, primarily as a result of the significant increase in e-commerce. The traditional supply chain model of a buyer choosing a seller, selecting a product, paying for it and having it delivered has been radically altered by e-commerce, which requires a more collaborative and efficient approach to meet consumer demands. To stay competitive, many suppliers must implement a more automated/computerised business model encompassing high flexibility and tailored customer response.

i to i looks to provide solutions to SCM inefficiencies and problems, generally on an outsourced or consulting basis. By offering the ability to design, build, outfit, customize and install every aspect of a distribution operation, i to i can help a company reduce capital investment, minimize training costs and improve its SCM. Further information on i to i can be obtained by visiting its website, www.itoilogistics.com.

MGB Plastics Inc.

Effective October 15, 2003, the Company disposed of its entire interest in MGB, a Nevada-based private corporation, to California-based Fruit-Pac Technologies Inc. for US$29,000.

The Company had previously written down its entire investment in MGB, effective as of January 31, 2003.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The selected consolidated financial information for the Company presented below should be read in conjunction with the Company's audited financial statements and notes thereto for the financial year ended January 31, 2003, which are incorporated herein by referenced.

	Year Ended Jan. 31, 2003	Year Ended Jan. 31, 2002	Year Ended Jan. 31, 2001
Interest and miscellaneous income	$ 174,144	$574,374	$808,787
Administration expenses and income taxes	$(1,527,611)	$(923,522)	$(781,151)
Write-down of loan receivable	$(2,383,511)	$(1,587,300)	-
Write-down of mineral property	$ (397,747)	-	-
Write-down of equipment	$ (7,588)	-	-
Net income (loss)	($4,155,129)	$(1,936,448)	$ 27,636
Income (loss) per Class A share	$ (0.225)	$(0.132)	$0.0019
	As At Jan. 31, 2003	**As At Jan. 31, 2002**	**As At Jan. 31, 2001**
Current assets	$ 2,911,984	$ 2,911,477	$ 5,748,958
Resource properties	$15,033,186	$13,603,122	$11,064,319
Loans receivable	-	$ 1,588,511	$ 2,934,245
Other assets	$ 57,348	$ 59,732	$ 69,348
Total assets	$18,002,518	$18,162,842	$19,816,870
Current liabilities	$ 142,404	$ 301,812	$ 19,392
Share capital	$28,087,572	$24,073,791	$24,073,791
Deficit	$(10,880,060)	$(6,212,761)	$(4,276,313)
Total liabilities and shareholders' equity	$18,002,518	$18,162,842	$19,816,870
Working capital	$2,769,580	$2,609,708	$ 5,729,566

Dividend Policy

The Company has paid no dividends since its inception, and the Company's present intention is to continue retaining any earnings for corporate purposes. The payment of dividends in the future will depend upon the earnings and financial condition of the Company and on such other factors as the directors of the Company may consider appropriate. However, since the Company is currently in a development stage, it is unlikely that earnings, if any, will be available for the payment of dividends in the foreseeable future.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis should be read in conjunction with the Company's audited financial statements and notes thereto for the financial year ended January 31, 2003, which are incorporated herein by reference.

General

During the financial year ended January 31, 2003, the Company realized consulting revenues in the amount of $86,124 (2002 - $115,432), interest income in the amount of $17,820 (2002 - $187,256) and a foreign exchange loss of $12,876 (2002 - gain of $271,686). The principal reasons for the decrease in interest income during the year were prevailing interest rates being considerably lower and the Company having less capital available on which interest could be earned. Consulting revenues were contributed by i to i, in which the Company held a 51% interest during the year.

After consultation with its auditors and in accordance with prudent accounting policies, during the financial year ended January 31, 2003, the Company wrote down its Uchi Lake mineral property in the amount of $397,747 and loan receivable from MGB in the amount of $2,383,511. The Uchi Lake mineral property was written down due to the lack of activity on the property over the past several years and the loan receivable from MGB was written down due to management's belief that it is unlikely that the Company could collect on this loan. As a result of the Company's write down of the loan receivable from MGB, it also wrote down the cost of its share purchase option in MGB in the amount of $795,000.

The Company incurred expenses in the amount of $1,516,447 during the financial year ended January 31, 2003, which represents an increase of $599,097 over expenses of $917,350 incurred during the financial year ended January 31, 2002. The most significant component of the increase in expenses was the addition of a new expense item designated as compensation expense. This is a non-cash expense calculated in accordance with the Black-Scholes Option Pricing Model formula, which attributes an expense to the Company, among other factors, based on the weighted average exercise price of options and the number of options outstanding during the financial year. This expense was added as a result of recent amendments to accounting policies and securities laws applicable to the Company. Consulting fees for the year increased from $256,018 to $360,303, primarily as a result of increased investor relations activities and consulting activities of i to i. Management fees paid to Bluestar Management Inc., a company controlled by Michael A. Terrell, the President and Chief Executive Officer of the Company, for providing the Company with ongoing administrative management services remained constant. Wages and employee benefits for the year were $89,726, down from $134,312 for the previous year. Office expenses, which include communication costs, delivery charges, office supplies and office equipment leases, decreased slightly from $44,917 for the previous year to $42,055 for the current year. The past year saw increases in professional fees from $40,098 to $53,785, travel expenses from $58,504 to $78,768 and promotion and advertising from $15,059 to $59,215, primarily as a result of an increase in the overall activity level of the Company. As the Company did not undertake any non-capitalized exploration activity during the year, there are no exploration costs recorded for the year ended January 31, 2003.

During the financial year ended January 31, 2003, the Company capitalized deferred exploration costs in the amount of $2,105,611. Of the costs, $159,253 were spent on the HB Concession, $1,725,453 were spent on the SB Concession, and $220,905 were spent on the recently acquired Goulagou property in Burkina Faso.

The Company recorded a net loss of $4,155,129 during the year ended January 31, 2003, compared to a net loss of $1,936,448 in the previous year. As discussed above, the most significant components of the increased loss were write downs of loan receivables and mineral properties and the introduction of the non-cash compensation expense. This resulted in a net loss of $0.225 per share, compared to a net loss of $0.132 per share in the previous year.

The Company is primarily in the mineral exploration and development business and as such is exposed to a number of risks and uncertainties that are not uncommon to other companies in the same business. The industry is capital intensive and subject to fluctuations in metal prices, market sentiment, foreign exchange and interest rates. There is no certainty that properties which the Company has deferred as assets on its balance sheet will be realized at the amounts recorded.

The only sources of future funds for further exploration programs, or if such exploration programs are successful for the development of economic ore bodies and commencement of commercial production thereon, which are presently available to the Company are the sale of equity capital or the offering by the Company of an interest in its properties to be earned by another party carrying out further exploration or development. There is no assurance that such sources of financing will be available on acceptable terms, if at all.

Quarterly Information

The following table summarises information pertaining to operations of the Company for the last two completed financial years:

	Quarter Ended							
	Jan 31 2003 $	**Oct 31 2002 $**	**July 31 2002 $**	**Apr 30 2002 $**	**Jan 31 2002 $**	**Oct 31 2001 $**	**July 31 2001 $**	**Apr 30 2001 $**
Income	174,144	141,464	109,333	-	574,374	505,940	236,920	198,141
Profit/(loss) from continuing operations	(4,143,965)	(599,472)	(371,517)	(208,843)	(1,930,276)	(181,238)	(214,970)	(10,890)
Profit/(loss) from continuing operations per share	(0.225)	(0.033)	(0.021)	(0.014)	(0.131)	(0.012)	(0.015)	(0.001)
Net profit/(loss)	(4,155,129)	(608,126)	(378,606)	(214,030)	(1,936,448)	(196,820)	(225,365)	(10,890)
Net profit/(loss) per share	(0.225)	(0.034)	(0.021)	(0.014)	(0.132)	(0.013)	(0.015)	(0.001)

Liquidity and Capital Resources

The Company's capital needs have generally been met by equity subscriptions, and during the year ended January 31, 2003 the Company raised a total of $3,244,576 by the issuance of 4,326,101 Class A Common shares and 2,163,052 Class A Common share purchase warrants.

At January 31, 2003 the Company had current assets of $2,911,984 and current liabilities of $142,404, for working capital of $2,769,580.

MARKET FOR SECURITIES

The common shares without par value in the capital stock of the Company are listed and posted for trading on the TSX Venture Exchange under the symbol "SJD".

DIRECTORS AND OFFICERS

The directors and officers of the Company are as follows:

Name, Municipality of Residence and Present Position with the Company	Principal Occupation During Past 5 Years	Year First Became a Director
Michael A. Terrell[(1)] Delta, B.C. President, Chief Executive Officer and Director	President and Chief Executive Officer of the Company	1987

Name, Municipality of Residence and Present Position with the Company	Principal Occupation During Past 5 Years	Year First Became a Director
D. Mark Eilers[1] Calgary, Alberta Director	Professional Engineer, President of Markedon Energy Ltd., an oil and gas exploration company	1988
Chris A. Bennett[1] Barrie, Ontario Director	Director, Mine/Mill Technology for Minnovex Technologies Inc., a mineral process engineering company	1988
Todd McMurray Delta, B.C. Vice-President, Corporate Development	Vice-President of the Company since 1991. Previously independent contractor providing corporate development and investor relations services to a number of listed companies	N/A
Mary-Jane Hamula Delta, B.C. Secretary	Secretary to the Company	N/A

(1) *Members of the Company's audit committee.*

The Company does not have an executive committee.

The directors of the Company are elected by the shareholders at each annual general meeting and serve until the next annual general meeting, or until they resign or their successors are duly elected or appointed. Officers of the Company are appointed by the board of directors.

As at January 31, 2003, the directors and officers of the Company as a group owned beneficially, directly or indirectly, or exercised control or discretion over an aggregate of 1,123,877 shares of the Company, which was equal to 5.0% of the issued and outstanding Class A Common shares of the Company at that time.

Cease Trade Orders or Bankruptcies

No director, officer or controlling shareholder of the Company has, within the past ten years, been a director or officer of any other issuer that, while that person was acting in that capacity:

(a) was the subject of a cease trade or similar order or an order that denied the issuer access to any statutory exemptions under Canadian securities legislation for a period of more than 30 consecutive days; or

(b) became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No director, officer or controlling shareholder of the Company or a personal holding company of any such person has, within the past ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver manager or trustee appointed to hold its assets.

Penalties or Sanctions

No director, officer or controlling shareholder of the Company has, within the past ten years, been the subject of any penalties or sanctions by a court relating to Canadian securities legislation or a Canadian securities regulatory authority.

Conflicts of Interest

Certain of the directors of the Company also serve as directors or officers of other companies involved in a wide range of industry sectors; consequently, there exists the possibility for such directors to be in a conflict of interest.

Conflicts of interest will be subject to the applicable provisions of the *Canada Business Corporations Act*, and may result in a director abstaining from voting on resolution of the board of directors which evoke a conflict in order to have the matter resolved by the independent directors, or the matter may be presented to the shareholders of the Company for ratification. When a conflict of interest arises, the directors of the Company must, in accordance with applicable provisions of the *Canada Business Corporations Act*, act honestly and in good faith with a view to the best interests of the Company and must exercise the care, diligence and skill a reasonably prudent person would exercise in comparable circumstances.

ADDITIONAL INFORMATION

The Company will provide to any person, upon request to the Secretary of the Company:

(c) when the securities of the Company are in the course of a distribution under a preliminary prospectus or a prospectus, (i) one copy of the Company's annual information form together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the Company's annual information form, (ii) one copy of the comparative financial statements of the Company for its most recently completed financial year for which financial statements have been filed together with the accompanying report of the auditor and one copy of the most recent interim financial statements of the Company that have been filed, if any, for any period after the end of its most recently completed financial year, and (iii) one copy of the Company's information circular in respect of its most recent annual meeting of shareholders that involved the election of directors, or one copy of any annual filing prepared instead of that information circular, as appropriate; or

(d) at any other time, one copy of a document referred to in (a)(i), (ii) and (iii), provided the Company may require the payment of a reasonable charge if the request is made by a person or company who is not a security holder of the Company.

Requests for such copies shall be directed to the attention of the Secretary at the following address: Suite 200, 5405 – 48th Avenue, Delta, British Columbia, V4K 1W6. These documents are also available through the internet on the System for Electronic Document Analysis and Retrieval (SEDAR), which can be accessed at www.sedar.com.

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Company's information circular dated June 12, 2003 for the Company's annual general meeting held on July 30, 2003. Additional financial information is contained in the Company's comparative financial statements for the financial year ended January 31, 2003.